SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 9)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Robert L. Vitale
EIG Management Company, LLC
1700 Pennsylvania Ave. NW
Suite 800
Washington, D.C.  20006
202-600-3304

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG BBTS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG BBTS Holdings, LLC to SHB, EIG BBTS Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO/IA – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG Management Company, LLC to SHB, EIG Management Company, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG Asset Management, LLC to SHB, EIG Asset Management, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Global Energy Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG Global Energy Partners, LLC to SHB, EIG Global Energy Partners, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The R. Blair Thomas 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of The R. Blair Thomas 2010 Irrevocable Trust to SHB, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Blair Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of R. Blair Thomas to SHB, R. Blair Thomas may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Randall Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of The Randall Wade 2010 Irrevocable Trust to SHB, The Randall Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Kristina Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of The Kristina Wade 2010 Irrevocable Trust to SHB, The Kristina Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randall S. Wade

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,725,598 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,725,598 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,725,598 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Randall S. Wade to SHB, Randall S. Wade may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 9 amends and supplements the Schedule 13D first filed August 14, 2014, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, that certain Amendment No. 5 filed on April 13, 2016, that certain Amendment No. 6 filed on May 2, 2016, that certain Amendment No. 7 filed on August 12, 2016, that certain Amendment No. 8 filed on January 13, 2017 (the “Original Schedule 13D”), and as amended by this Amendment No. 9 (this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Item 1. Security and Issuer

The second paragraph of Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“Southcross Holdings Borrower LP (“SHB”) owns of record 26,492,074 Common Units and all 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.”

Item 3.  Source and Amount of Funds or Other Consideration

The fourth paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“On November 5, 2014, February 9, 2015, May 8, 2015, August 10, 2015, November 9, 2015, May 9, 2016, August 10, 2016, November 14, 2016, February 14, 2017, May 11, 2017, and August 11, 2017, Holdings received 256,078, 260,558, 265,118, 269,758, 274,478, 284,191, 289,165, 294,226, 299,375, 304,615, and 309,946, respectively, Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement.  SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  On February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.  As of August 15, 2017, Holdings had received a total of 3,386,811 Class B PIK Units from the Issuer as distributions on the Class B Convertible Units.”

Item 4. Purpose of Transaction

Item 4(b) of the Original Schedule 13D  is hereby amended and restated in its entirety as follows:

“SHB acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution as described in Item 3 of this Schedule 13D and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by EIG, Southcross Aggregator and the Lenders (as defined in Item 1(g) below). SHB acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution.  SHB acquired an additional 3,386,811 Class B PIK Units as distributions on the Class B Convertible Units, as described in Item 3 of this Schedule 13D. SHB acquired an additional 8,389,188 Common Units pursuant to the Equity Cure Agreement as an equity cure, as further described in Item 3 and Item 6.  SHB acquired an additional 11,486,486 Common Units in connection with the Fifth Amendment and pursuant to the Equity Cure Agreement, as further described in Item 3 and Item 6. As a result of the relationship of EIG to Holdings and Holdings GP, and the relationship of the Filing Parties among themselves, as described in Item 2 and Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.”

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a and b) As of August 15, 2017, 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding.  The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Filing Parties to SHB, each of the Filing Parties is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 56,725,598 Common Units, which constitutes approximately 72.0% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. On February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.

EIG BBTS Holdings, LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

EIG Management Company, LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

EIG Asset Management, LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

EIG Global Energy Partners, LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

The R. Blair Thomas 2010 Irrevocable Trust

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

R. Blair Thomas

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

The Randall Wade 2010 Irrevocable Trust

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

The Kristina Wade 2010 Irrevocable Trust

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Randall S. Wade

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

(1)
SHB directly owns of record all of the 26,492,074 Common Units representing limited partner interests, 18,019,811 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. SHB is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Holdings, and its 0.02% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Southcross Intermediary LLC, which is owned 100% by Holdings.  Holdings GP is the non-economic general partner of Holdings.

(2)
Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and Southcross Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

Southcross Aggregator, together with TW/LM GP Sub, LLC, Tailwater Energy Fund I LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

Holdings GP, together with Holdings, Intermediary, Guarantor, Guarantor GP, SHB GP and SHB, are referred to collectively in this Schedule 13D as the “Holdings Parties”.

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Filing Parties, no other person, other than the Filing Parties, the Tailwater Parties, the Lenders and the Holdings Parties (and each of their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 2017

EIG BBTS Holdings, LLC,
a Texas limited liability company

By:	EIG Management Company, LLC,
its Manager

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Management Company, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Asset Management, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Global Energy Partners, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
R. Blair Thomas, Trustee

By:	/s/ R. Blair Thomas
R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

By:	/s/ Randall S. Wade
Randall S. Wade